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                                                             Filed by ITXC Corp.
                                                  Pursuant to Rule 425 under the
                                Securities Act of 1933 and deemed filed pursuant
                           to Rule 14a-12 of the Securities Exchange Act of 1934

                                                     Subject Company: ITXC Corp.
                                                  Commission File No.: 000-26739


Contact
Jennifer Cannell
ITXC Corp
+1.609.750.3276
jcannell@itxc.com
-----------------

Alexa Venegas
Wave Rock Communications
For eFusion, Inc
+1.503.944.6204
avanegas@wave-rock.com
----------------------




        ITXC Corp Signs Definitive Agreement to Purchase eFusion, Inc.

Acquisition is Expected to Speed Deployment of Enhanced Voice Application on the
                                    Internet
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For immediate release: July 25, 2000 - Princeton, NJ and Beaverton, OR - ITXC
Corp(R) (NASDAQ: ITXC) and privately-held eFusion, Inc. have signed a definitive merger agreement providing for the acquisition of eFusion by ITXC. Pursuant to the agreement, eFusion's shareholders will receive a total of $5,658,986 shares of ITXC's Common Stock, plus additional ITXC shares to cover eFusion's cash on hand at the closing. The transaction is subject to regulatory approvals, approvals of both companies' shareholders, and other customary closing conditions and is expected to close this year. The merger will be accounted for as a purchase.

ITXC Corp is the operator of ITXC.net(TM), the world's largest wholesale Internet telephony network, and sells wholesale call completion over the Internet to carriers and communication portals. Thirteen of the fourteen largest US-based international carriers have contracted with ITXC to carry international phone-to-phone calls over the Internet.

eFusion provides voice-enabled applications to service providers, e-commerce companies, and call centers. After closing, the companies plan the rapid deployment of eFusion applications on ITXC.net and further development of enhanced applications already under development at ITXC which support high quality interactive voice on the Internet.

"ITXC has used the Internet to change the economics of traditional phone-to-phone calling and to provide worldwide reach for web-to-phone calling," says IDC analyst Mark Winther. "The eFusion services use voice to help web merchants close more sales and integrate voice and voice mail with other PC-based communication. eFusion enhanced services on ITXC.net will allow the companies' combined carrier, ISP, portal, and website customers to offer their customers ecalling. ecalling services are not only cheaper than traditional phone calling but much, much better ; just as email is not only cheaper but much, much more useful than snail mail."

"ecalling" is the Internet successor to phone calling. With it, users are reachable wherever they travel with a single ID - just as email users can be reached anywhere with a single address. This reach me service integrates phones, wireless, and computers. With ecalling,
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voice can be combined with other forms of Internet communication like web browsing (push to talk) or email (integrated messaging).

eFusion's current services include products like Push to Talk (PtT)TM which voice enables Web sites and makes live human interaction with call centers a reality. Push to Talk customers dramatically increase the number of browsers who become buyers.

Suite AdelineSM, another eFusion product, provides Internet call waiting, voice mail, and follow-me services as part of PC-based call management.

eFusion also has an extensive patent portfolio covering these services and other aspects of voice on the Internet and voice-enhanced e-commerce and has been selling products to major companies. Some of those that have been announced are US West; Duro Communications, a major ISP in the South Eastern US; and Cameraworld.com, a major on-line reseller of camera equipment.

ITXC chairman Tom Evslin says: "The combination of ITXC and eFusion should enable us to offer our carrier and portal customers a suite of ecalling services promptly after the transaction closes. Our customers will be able to serve their customers better with integrated messaging, follow-me services, and Push to Talk which greatly boosts the sales closed by web sites.

"eFusion brings not only great technology, the patents to protect it, and
customers who are using it;   the eFusion team located in Beaverton, Oregon is
extremely innovative and productive. We anticipate expanding this facility in the future. It will be the headquarters for our ecalling e-commerce services as well as the location of other activities."

"ecalling is a vision both eFusion and ITXC have been working towards since the early days of voice on the Net," according to eFusion chairman Ajit Pendse. "Combining eFusion's unique services with the reach and quality of ITXC.net is a huge step towards achieving that vision for the two companies, for our customers, and for their customers - the endusers."

At closing, eFusion will become a wholly-owned subsidiary of ITXC.  Tom Evslin
(see addendum for bio) will remain as Chairman and CEO of ITXC.   Pendse  (see
addendum for bio) will become an ITXC Executive Vice President In the short term, in addition to direct
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responsibility for the current Suite Adeline and call handling service, Ajit will lead the continued definition of ITXC's ecalling services and the edge network necessary to provide them.

eFusion president and COO Luis Machuca (see addendum for bio) will become Executive VP and General Manager of ITXC's ecall e-commerce services which will remain headquartered in Beaverton, Oregon. The two teams will work together to continue the development of a suite of new wholesale ecall products.

According to ITXC CFO Edward Jordan: "We expect this combination to accelerate our revenue growth with services which have significantly higher margins than basic telephony. We anticipate being able to fund the working capital needs of the combined business from our existing cash on hand and do not expect this combination to delay the date by which we become EBITDA positive."

Current eFusion shareholders including AT&T Ventures, Intel (which was also an early investor in ITXC), France Telecom, Microsoft and Telecom Italia will receive ITXC stock in return for their eFusion stock. The agreement requires that 80% of this stock be held at least 180 days after the transaction closes.
                                      XXX
About eFusion Inc.:

eFusion provides a suite of value-added Internet applications and services that seamlessly integrate Web interaction with real-time communication. The company's application service provider business model allows on-line enterprises and network providers to differentiate their services to businesses and consumers, enables businesses to better interact with their customers through enhanced communication, and gives consumers the opportunity to enjoy a more productive on-line experience. The company is located at 14600 NW Greenbrier Parkway, Beaverton, OR 97006, and can be reached at 888.4EFUSION or 503.207.6300, via the Internet at http://www.efusion.com, or by email at info@efusion.com.
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About ITXC Corp:

ITXC Corp (www.itxc.com) is a leading service provider for voice on the Internet. ITXC WWeXchange Service(R) provides phone-to-phone wholesale call completion for carriers and resellers. Thirteen out of the top fourteen U.S. facilities-based carriers leading European competitive carriers, and twelve PTTs worldwide have contracted to send traffic over ITXC.net. ITXC webtalkNOW! ServiceSM enables portals, ISPs, and communications web sites to offer PC-to-phone calling to their customers under their own brands. Both services provide high quality over the Internet by routing calls on ITXC.net, which is the largest Internet telephony network in the world with 258 points of presence in over 151 cities and 60 countries. Announced carrier affiliates include Ameritech, Bell Atlantic, China Telecom, Gambia Telecommunications Company, Interoute, Justice, and Korea Telecom and Telstra. There are already more than ten announced and unannounced wholesale customers for webtalkNOW!

ITXC has included in this press release certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning ITXC's business, operations and financial condition. Such statements include the references to ITXC's goals, objectives for the pending acquisition of eFusion, anticipated synergies resulting from the pending acquisition, the expected closing date, the companies' business plans and plans for growth and new services and expectations regarding revenues and EBITDA. In addition, the words "could", "expects", "anticipates", objective", "plan", "may affect", "may depend", "believes", "estimates", "projects" and similar words and phrases are also intended to identify such forward-looking statements. Actual results could differ materially from those projected in the Company's forward-looking statements due to numerous known and unknown risks and uncertainties, including, among other things, unanticipated technological difficulties, the volatile and competitive environment for Internet telephony, changes in domestic and foreign economic, market and regulatory conditions, the difficulties that may be experienced in combining two geographically diverse businesses, the inherent uncertainty of financial estimates and projections and other considerations described as "Risk Factors" in Exhibit 99 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 and in other filings by the Company with the SEC. All such forward-looking statements are current
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only as of the date on which such statements were made. ITXC does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

ITXC plans to file a Registration Statement on SEC Form S-4 in connection with the merger and the parties expect to mail a Proxy Statement/Prospectus to their shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ITXC, EFUSION, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, ITXC files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by ITXC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. ITXC's filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov. eFusion, its directors, executive officers and certain members of management and employees may be soliciting proxies from eFusion's stockholders in favor of the adoption of the merger agreement. A description of any interests that eFusion's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus. ITXC, its directors, executive officers and certain members of management and employees may be soliciting proxies from ITXC's stockholders in favor of the transaction. A description of any interests that ITXC's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

Addendum:

Tom Evslin has more than 30 years experience in computer communications, networking, and connectivity. He founded and ran a communication software company for 18 years, managed the BackOfficeTM connectivity products for Microsoft Corporation, and lead the development and operation of AT&T's WorldNetSM Internet before founding ITXC in August of 1997.

Luis F. Machuca is eFusion's President and Chief Operating Officer. He oversees the corporate operations, business development, and business support teams. Machuca comes to eFusion from Packard BELL NEC, where he was Executive Vice President of the Commercial Division. Prior to that, Machuca served as Director of Marketing at Intel.

Ajit Pendse has extensive experience in developing and implementing strategic business plans within the communications industry worldwide. As a founder of eFusion and an acknowledged industry visionary, Pendse has presented in many industry forums.

While Director of Strategic Alliances at Intel Corporation, Pendse formulated the market development and channel strategy for Intel's Video/Data Conferencing product line, including negotiating international joint ventures.